UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No  x
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACÍFICO INFORMS REGARDING THE
 INDEFINITE SUSPENSION OF OPERATIONS OF GRUPO MEXICANA DE
AVIACIÓN

Guadalajara, Jalisco, Mexico, August 30, 2010 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announces that as of 12:00 noon on Saturday, August 28, 2010, Grupo Mexicana de Aviación, or “GMA”, which operates through its three subsidiaries, Compañía Mexicana de Aviación (Mexicana), Aerovías Caribe, S.A. de C.V. (Mexicana Click), and Mexicana Inter, S.A. de C.V. (Mexicana Link), has suspended operations indefinitely.

On the date of suspension of its operations, GMA was present at 10 of GAP’s 12 airports (Guanajuato, Guadalajara, La Paz, Los Mochis, Morelia, Mexicali, Puerto Vallarta, Los Cabos, Tijuana and Manzanillo); Furthermore, during 2009, GMA represented 12.63% of GAP’s total revenues.

During the first half of 2010, GMA transported 1,869,636 total passengers in GAP’s network representing 18.26%, making it the third-largest airline in terms of the number of passengers transported within GAP’s airports (the first being Grupo Aeromexico and the second being Volaris).

For more information, visit: www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Ing. Miguel Aliaga, Investor Relations Officer	Maria Barona / Peter Majeski
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01 (333) 8801100 ext 216	Tel: 212 406-3690
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

During the first half 2010, GMA operated a total of 13 exclusive routes (the sole operator), in which 403,384 passengers were transported and 14 dominated routes (routes in which GMA’s market share was greater than 50%), in which 344,680 passengers were transported.  The remaining passengers were transported on a total of 30 competitive routes (routes in which GMA’s market share was less than 50%), which transported a total of 1,121,572 passengers.

GAP estimates that the highest-density and highest-occupancy routes operated by GMA to date will be gradually substituted by other airlines via the opening of new routes or increased frequencies, or in some cases, the absorption of passengers by existing or available seats on the routes mentioned above.  It is worth noting that the reaction time of domestic airlines to cover routes to the United States will be constrained in the short term by the FAA’s safety rating downgrade of the Mexican Aeronautical Authority, which restricts the opening of new routes to the United States.

It is also worth noting that during 2009 and the first half 2010, aeronautical revenues from GMA represented 16.23% and 17.03% of GAP’s total aeronautical revenues, respectively. As of August 27, 2010, GAP recognizes a pending balance from GMA of Ps. 49.9 million.  Of this amount, Ps. 41.2 million correspond to Airport Usage Fees, which GMA collected on behalf of GAP’s airports from passengers on Mexicana, Click or Link as of August 27, 2010.  This amount has yet to be received by GAP, but in the case of GMA’s insolvency proceeding or bankruptcy, this amount should not be considered as part of GMA’s liabilities subject to its creditors as it is GAP’s exclusive property. GAP will initiate the necessary legal proceedings so that the judges and legal authorities overseeing the insolvency petition prioritize GAP’s claim for its Airport Usage Fees.

Updated Guidance

Due to the expected short-term impact of GMA’s suspension of operations, GAP has adjusted its 2010 estimates as follows:

•	Total passenger traffic will increase between 2.5% and 4%;
•	Aeronautical revenue will increase between 13% and 16%;
•	Commercial revenue will grow between 3.5% and 5%;
•	Total revenues will increase between 11% and 13.5%;
•	Cost of services will increase from 13% to 15%;
•	EBITDA margin will be between 64% and 65%, with an increase between 9% and 11% in absolute terms.
•	Effective tax rate will be 35%.

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements.  These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results.  The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements.  Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements.  Such statements reflect the current views of management and are subject to a number of risks and uncertainties.  There is no guarantee that the expected events, trends or results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

SIGNATURES

                        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: August 30, 2010